ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2006

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

 AND RESULTS OF OPERATIONS

Overall Performance

3

Results of Operations

3

Summary of Quarterly Results

4

Liquidity and Capital Resources

4

Notes Payable – Bank

5

Long Term Debt

5

Five-year Maturity Schedule

5

Critical Accounting Estimates

6

Outstanding Share Data

6

Other Information

Litigation

6

Forward Looking Statements

Safe Harbor Statement

7

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

THE MANAGEMENT DISCUSSION AND ANALYSIS WAS PREPARED BY MANAGEMENT AND WAS NOT REVIEWED BY THE COMPANY’S AUDITORS.

Date of the Report:  May 12, 2006

OVERALL PERFORMANCE

In the first quarter of 2006, the Company incurred losses of $555 thousand and had negative cash flow of $108 thousand.  The oil and gas production declined marginally but with the strong commodity prices of the first quarter the Company’s oil and gas sales increased by 58%.  The subsidiary company United Cementing & Acid Company’s sales increased by 141% this quarter compared to the same period in 2005.  With the higher cost of field operations and water disposal fees the Company still remained unprofitable.  The Company is currently taking steps in reducing its water disposal fees in its new Daly, Manitoba oil field.

The Company had an accumulated deficit of $57.2 million and a working capital deficiency of $215 thousand as at March 31, 2006.  During this period the Company renewed its line of credit for $900 thousand and subsequent to the first quarter, the Company sold some of its non core mature petroleum and natural gas properties for proceeds in excess of $2.1 million dollars.  With the renewed line of credit and the proceeds of the sale of the non core assets, management believes that the Company can significantly improve its operating results based on the anticipated success in its current low risk development drilling program in Manitoba, and provided commodity prices remain strong.

RESULTS OF OPERATIONS

Results of Operations

Three Months Fiscal 2006 and Three Months 2005

During the three months ended March 31, 2006, Aspen had a net loss of $555,468 compared to net loss of $950,745 for the period ended March 31, 2005.  Loss before interest, taxes, depreciation and other was $108,232 in the three months ended March 31, 2006 compared to $216,782 for the three months ended March 31, 2005.

Gross revenues increased 55% to $1,123,236 for the three months ended March 31, 2006, compared to $723,919 for the same period in 2005.  The increase is attributable to an increase of 40% in commodity prices compared to the March 31, 2005 period.  United Cementing & Acid Company had a sales increase of 141% compared to the same period of last year.

Oil and gas production costs increased by 58% for the three months ended March 31, 2006 compared to the three month period ended March 31, 2005.  The increase is due to higher industry wide service costs and the costs of disposing of water in the Company’s Daly, Manitoba field.  Operating expenses with United Cementing & Acid increased by 82% for the three months ended March 31, 2006 compared to the three month period ended March 31, 2005 due to the related sales increase.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

Three Months Fiscal 2006 and Three Months 2005 (continued)

The Company’s oil and gas production decreased for the three months ended March 31, 2006 to 262 barrels of oil a day equivalent from 275 barrels in the three month period ended March 31, 2005, a 5% decrease.  On a per unit basis the Company received $34.65 (net of royalties) per barrel of oil equivalent (BOE) for the first quarter of 2006, compared to $24.15 (net of royalties) per BOE for the same period of 2005.  Production costs per BOE unit increased to $14.79 in this period compared to $9.13 for the same period in 2005, the increase was primarily due to water disposal costs in the Daly field in Manitoba and higher service costs.  Depletion costs of $18.75 per BOE unit for the first quarter of 2006 increased from $12.43 per BOE for the first quarter of 2005.  The increase is due to the higher costs of replacing the Company’s oil and gas reserves.

General and administrative cash expenses increased approximately 9.6% to $649,010 during the three months ended March 31, 2006 compared to the three months ended March 31, 2005.  The increase is attributable to employment cost increases.

Interest and financing expenses decreased 63% for the three months ended March 31, 2006 compared to the three month period ended March 31, 2005 due to the decrease in average bank debt.

SUMMARY OF QUARTERLY RESULTS

Period	Revenues	Loss from Operations	Loss per share Basic	Loss per share Diluted
Three months ended March 31, 2006	$1,123,236	$550,049	$0.01	$0.01
Three months ended December 31, 2005	$1,255,814	$1,559,839	$0.02	$0.02
Three months ended September 30, 2005	$1,152,018	$896,979	$0.01	$0.01
Three months ended June 30, 2005	$813,553	$777,824	$0.01	$0.01
Three months ended March 31, 2005	$723,919	$935,923	$0.01	$0.01
Three months ended December 31, 2004	$869,951	$1,476,753	$0.02	$0.02
Three months ended September 30, 2004	$892,786	$1,415,985	$0.02	$0.02
Three months ended June 30, 2004	$1,715,404	$753,297	$0.01	$0.01

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2006, Aspen had a working capital deficit of $215,476 compared to a working capital of $368,030 at December 31, 2005.  The Company will finance its future development activities with cash flow, working capital and further bank debt.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

Notes Payable - Banks
		December 31
The following is a summary of notes payable – bank at March 31, 2006	2006	2005

Revolving $856,800 production loan, repayable in equal monthly installments of $64,300 commencing April 1, 2006 bearing interest at bank prime plus 1.5% which is secured by petroleum and natural gas properties	$85,680	$-
	$85,680	$-

Line of Credit
A subsidiary obtained a line of credit from a bank with a $50,000 credit limit. The interest rate is at the bank’s prime rate plus 1%.	50,000	-
	$135,680	$-

Long Term Debt
		December 31
The following is a summary of long-term debt at March 31, 2006	2006	2005

$241,263 property loan, payable in monthly installments of $3,713 which includes interest at 7.5% through November 2008 thereafter, Wall Street money rate plus .5% to November 2012, secured by real estate	$233,131	$239,723

Other	16,698	17,178
	$249,829	$256,901

Less – current portion	(31,766)	(31,770)

Total long term debt, less current maturities	$218,063	$225,131

Five-year Maturity Schedule

Long-term debt is due as follows:  2006 - $31,770; 2007 - $29,691; 2008 - $31,996; 2009 - $34,480; 2010 - $37,156; thereafter - $91,808.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

CRITICAL ACCOUNTING ESTIMATES

Measurement Uncertainty

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses.  Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements.  Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, asset retirement obligations and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.  By their nature, these estimates of reserves, costs and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

OUTSTANDING SHARE DATA

The Company has an authorized capital of an unlimited number of common shares without par value.  At May 10, 2006 there were 74,763,037 common shares issued and outstanding.

At March 31, 2006 the following options were outstanding:

	Date Granted	Number of common shares	Price per Share	Expiry Date
Options
Directors	June 22, 2004	800,000	$0.40	June 22, 2009
Officers	June 22, 2004	200,000	$0.40	June 22, 2009
Officers	January 1, 2006	500,000	$0.30	January 1, 2011

OTHER INFORMATION

Litigation

The Company and its subsidiaries, in the normal course of operations, are sometimes named as defendants in litigation.  The nature of these claims is related to disputes arising from services provided by outside contractors or for delinquent payments.  The Company does not expect that the results of any of these proceedings will have a material adverse effect on the Company’s financial position.

The Company and its subsidiaries are also involved in lawsuits with former officers, former directors, former shareholders and entities owned or controlled by these parties and certain other parties with whom the Company may have had business relationships.  Allegations against the Company include liabilities for guarantees, promissory notes, unpaid compensation and violations of employment contracts, failure to pay royalties and Canadian income tax reassessments due to flow-through share transactions.  The Company is vigorously defending these actions and in certain cases has filed counter suits against these parties.  The Company is unable to predict the outcome of these matters, but does not believe, based upon currently available facts, that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial statements of the Company.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Quarter ended March 31, 2006

(Unaudited)

(Expressed in US Dollars)

FORWARD LOOKING STATEMENTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Group Resources Corporation with the Commission, press releases, presentations by Aspen Group Resources Corporation or its management and oral statements) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen's production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen's ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.

Additional information relating to the Company may be accessed by visiting the SEDAR website at www.sedar.com